UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-26529

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K [  ] Form 11-K [  ] Form 20-F [ X ] Form 10-Q [  ] Form N-SAR

For Period Ended:	March 31, 2006

    [  ] Transition Report on Form 10-K                         [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form 20-F                          [  ] Transition Report on Form N-SAR
    [  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant:	Audible, Inc.

Former name if applicable:

Address of principal executive office (Street and number):	65 Willowbrook Boulevard

City, State and Zip Code:	Wayne, NJ 07470

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Audible, Inc. (the "Company") will be unable to file its quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete the Company’s financial statements taking into account the effect of Statement of Financial Accounting Standards No. 123R, Accounting for Stock-Based Compensation, which the Company is required to implement beginning with the quarter ended March 31, 2006, and analyzing data relating to the Company’s new AudibleListener programs. The Company anticipates that it will file its Form 10-Q for the period ended March 31, 2006 on or before May 15, 2006, and that the Form 10-Q will be deemed timely filed under SEC rules.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Andew P. Kaplan	(973)	837-2700
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Audible, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 10, 2006	By:	/s/ Andrew P. Kaplan
		Name:	Andew P. Kaplan
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).